June 6, 2005

via U.S. mail

Mr. Raymond Pecoskie
President and CEO
Grandview Gold Inc.
400-56 Temperance Street
Toronto, Ontario, Canada, M5H 3V5

RE:		Grandview Gold Inc.
		Registration Statement on Form 20-F
		Filed on May 5, 2005

Dear Mr. Pecoskie:

      We have reviewed the above filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update your disclosure throughout to the most recent practicable date with each amendment. For example, update the exchange rate information. See Item 3.A.3 of Form 20-F.



Key Information

      Risk Factors, page 4

3. You include a large number of risk factors that could suggest that your operations are more substantial than is actually the case.

(a)	Rather than including several risk factors related to aspects of
the mining industry that will not apply to you unless and until you have substantive mining operations, we suggest that you include in one new risk factor a concise discussion that makes clear that you have no revenues from operations and no ongoing mining operations of any kind, but listing and briefly discussing those risks that would apply if you ever commenced actual mining operations.

(b) Also, please emphasize in the caption and text of this new risk factor that the chances of you ever reaching development stage are remote.

(c) Eliminate the extraneous risk factors that the new risk factor will replace.

4. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Risk of Mining Operations" and "Lack of Revenue Producing Operations" does not disclose the resulting risk of harm to investors.
5. Throughout this section, rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

      We could Lose our Interest in the Pony Creek...., page 5
6. Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the extent of your obligations under your agreements with Pescio and Mill
City regarding your option to acquire a 60% interest in the Pony Creek/Elliott Dome Property.

      Risk of Adverse Government Policies and Environmental Risks, page 7
7. Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, if a permit is required for you to conduct any exploratory activities, please discuss the requirements for the permit, whether you have obtained such a permit or the status of your application for the permit and the regulatory body responsible for granting the permit. We may have further comments. See Item 4.B.8 of
Form 20-F.

Information on the Company

History and Development of the Company, page 11
8. Disclose the reasons for each cease trade order issued by the Ontario Securities Commission.
9. Provide further explanation for why your company has undergone a number of different business initiatives. For example, disclose exactly how the company`s line of business changed over that period of time, and whether there were any changes to management along the way.
Discuss particularly why the Navitrak initiative was found to be "unfavorable." We note that Mr. Strickland is the CEO of Navitrak. Revise this section accordingly.
10. Please disclose the name and address of your agent in the United
States, if any.  See Item 4.a.3 of Form 20-F.


      Property, Plants and Equipment, page 15
11. We note your statement that "[t]hough the Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome
Property, the Company has budgeted $50,000 over the next twelve months for exploration of the property in Bissett, Manitoba, Canada. However, you state in your Business Overview section that the Company is concentrating all of its resources on exploration of the Pony/Creek
Elliott Dome Property. Please reconcile this discrepancy and ensure that your disclosure is consistent throughout your filing.

Operating and Financial Review and Prospects

	Operating Results, page 28
12. Your disclosure discusses a number of factors affecting your results of operations. However, your description of those factors is too generic and non-specific for investors to get a meaningful understanding of the nature of the underlying events driving your results of operations. For example, please disclose the nature of the services performed pursuant to the management and investor relation services.
Liquidity and Capital Resources, page 29
13. We note that you completed several private placements during the year ended December 31, 2004. Tell us where you conducted the private placements. If in the U.S., disclose the exemption upon which you relied.

Directors, Senior Management and Employees

	Directors and Senior Management, page 30
14. Please provide a more detailed description of each director`s and executive officer`s recent business experience. Disclose any positions held, the period of time in such position, the associated place of employment and the line of business of any employer from whose name it is not self-evident. For example, Mr. Raymond Pecoskie`s prior business experience immediately before joining the company is unclear.

Major Shareholders and Related Party Transactions

	Major Shareholders, page 34
15. Disclose any significant change in the percentage ownership held by major shareholders during the past three years. See Item
7.A.1.b
of Form 20-F.

      Related Party Transactions, page 34
16. Please identify the name of the company owned by Mr. Raymond
Pecoskie to which you paid $118,314 in exchange for management and consulting services.

The Offer and Listing, page 35
17. Table No. 13 appears to be mislabeled. Please revise and ensure that all such labels and references throughout your filing are accurate.


Additional Information

	Memorandum and Articles of Association, page 37
18. Provide a more detailed disclosure in this section. For example, please:
(a) disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors; and
(b) identify the number of shareholders that must be present at a meeting to constitute a quorum.

Note 9- Differences Between United States and Canadian Generally
Accepted Accounting Principles

19. Expand the footnote disclosure to include the differences on the statement of cash flows of the classification of mineral property expenditures as an operating cash outflow for US GAAP purposes with a corresponding reduction in investing activities cash outflows.

Engineering Comments

General

20. You state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

21. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR.
It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.


Property and Equipment, page 15

22. Supplementally provide written consents from any experts whose name you cite, and/or whose work you incorporate into your document, particularly from Mr. R.H. Russell and Mr. Ferreira concerning the Bissett gold camp. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement. If you can not obtain the consents, then remove all references to these experts.

23. We note that you disclose that your Pony Creek property is located in the southern half of the Carlin trend, and is 19 miles south of Newmont`s Rain mine. This suggests that your property may have commercial mineralization because of its proximity to other mines and mineral properties. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties. Focus your disclosure on your property.

24. We note your disclosure of the inferred mineral resources for the
Pony Creek deposit. To be disclosed, mineral resources" must have "reasonable prospects for economic extraction." We believe this means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" to segregate "resources" from just "mineralization." Supplementally provide the unit cutoffs used to delimit your tonnage estimates. Also provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. In addition, supplementally provide the technical report for the property. Or if the resource estimates are not based on economic cutoffs, remove the estimates.


Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      In responding to this comment letter, you must comply with Rule
12b-15 and General Instruction D of Form 20-F, which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made. You should include with your filing a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also, you should note the location of any material changes that you made for reasons other than in response to our comments. Supplementally, please provide four copies of your amended registration statement clearly and accurately marked to reflect the changes that you have made to Jason Wynn. In the event that you disagree with any of our comments, tell us why in your response letter. We may have additional comments based on your responses.

      Direct questions relating to the engineering comments to
Roger
L. Baer at (202) 551-3705. Direct questions relating to the accounting comments to John Weitzel at (202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to
Jason Wynn at (202) 551-3756 or, in his absence, to the
undersigned,
at (202)551-3740.   Direct any correspondence to us at the
following
ZIP Code: 20549-0405.


      Sincerely,



									H. Roger Schwall
									Assistant Director


cc:	R. Baer
	B. Stem
      J. Weitzel
      J. Wynn

      Via facsimile
      Mr. James Berns
      (212) 332-3315
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Grandview Gold Inc.
June 6, 2005
page 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE